Exhibit 12.1

EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2004	2005	2006	2007	2008
Fixed charges and preferred stock dividends:

Interest	$ 332	$ 342	$ 413	$ 379	$ 353

Interest portion of annual rentals	4	5	6	6	3

Preferred dividends of subsidiaries (1)	12	10	15	14	13

Total fixed charges	348	357	434	399	369

Preferred dividends for purpose of ratio	-	-	-	-	-

Total fixed charges and preferred dividends for purpose of ratio	$ 348	$ 357	$ 434	$ 399	$ 369

Earnings:

Pretax income from continuing operations	$ 1,105	$ 947	$ 1,732	$ 1,649	$ 1,551

Add:
Total fixed charges (from above)	348	357	434	399	369

Distributed income of equity investees	59	73	431	19	133

Less:
Interest capitalized	8	28	58	100	100

Equity in income (loss) of unconsolidated subsidiaries and joint ventures	36	66	156	90	483

Minority interest in income of consolidated subsidiaries	-	-	7	31	69

Total earnings for purpose of ratio	$ 1,468	$ 1,283	$ 2,376	$ 1,846	$ 1,401

Ratio of earnings to combined fixed charges and preferred stock dividends	4.22	3.59	5.47	4.63	3.80

Ratio of earnings to fixed charges	4.22	3.59	5.47	4.63	3.80

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.